UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )


Blue Bird Corporation
(Name of Issuer)



Common Stock par value $0.0001 per share
(Title of Class Securities)

095306106 (CUSIP Number)

Julian A.L. Allen
Spitfire Capital, LLC
222 Front Street, Suite 401
San Francisco, CA 94111
(415) 878-1901

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 25, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /x/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 095306106

1.      Name of Reporting Person.

        Spitfire Capital LLC

        I.R.S. Identification Nos. of above persons (entities only).

        51-0629606

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     Delaware, USA

7.      Sole Voting Power        1,523,601*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,523,601*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,523,601*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       7.3%*+

14.     Type of Reporting Person (See Instructions)

IA

* As of July 25, 2016, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,523,601 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own a total of 1,523,601 Shares.



+ Based on a total of 20,995,709 Shares outstanding as of May 20, 2016, as set forth in the Issuer's most recent Form 10-Q, filed May 23, 2016.


1.      Name of Reporting Person.

        Julian A.L. Allen

        I.R.S. Identification Nos. of above persons (entities only).

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     USA

7.      Sole Voting Power        1,523,601*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,523,601*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,523,601*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       7.3%*+

14.     Type of Reporting Person (See Instructions)

IN, HC

* As of July 25, 2016, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,523,601 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire and Spitfire QF. As a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own a total of 1,523,601 Shares.



+ Based on a total of 20,995,709 Shares outstanding as of May 20, 2016, as set forth in the Issuer's most recent Form 10-Q, filed May 23, 2016.

Item 1.  Security and Issuer

The title of the class of equity security to which this statement on
Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Common Stock") of Blue Bird Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.


Item 2.  Identity and Background

a) This Schedule 13D is being filed by Spitfire Capital LLC, a Delaware limited liability company ("Spitfire Capital") and Julian A.L. Allen, a United States citizen. Spitfire Capital and Mr. Allen are collectively referred to herein as the "Reporting Persons".

Spitfire Capital is an investment adviser to the following entities
(each an "Investment Vehicle" and collectively the "Investment Vehicles"):

     The Spitfire Fund L.P.;
     The Spitfire Qualified Fund L.P.;
     Saunwin Domestic Equities Fund LLC; and
     ABA Stocks LLC.

Mr. Allen is the Managing Member of Spitfire Capital. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

b) The principal business address for each of the Reporting Persons is:

   c/o Spitfire Capital LLC
   222 Front Street, Suite 401
   San Francisco, CA 94111

c) The principal business of Spitfire Capital is the performance of investment management and advisory services. The principal business of Mr. Allen is serving as the Managing Member and sole owner of Spitfire Capital.

d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) Spitfire Capital LLC is a Delaware limited liability company. Mr. Allen is a United States citizen.:

Item 3.  Source and Amount of Funds or Other Consideration

The Shares to which this statement relates were acquired by the Reporting Persons using the working capital of each Investment Vehicle as follows:

   The Spitfire Fund L.P.:   $6,761,247
   The Spitfire Qualified Fund L.P.:   $10,812,481
   Saunwin Domestic Equities Fund LLC:   $479,125
   ABA Stocks LLC:   $493,821

  The Investment Vehicles have invested an aggregate amount of approximately $18,546,674 in the Shares, including brokerage commissions.

Item 4.  Purpose of Transaction

The Shares covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

On July 20, 2016, American Securities LLC submitted a non-binding indication of interest letter to the special committee of the board of directors of the Issuer for the acquisition by ASP BB Holdings LLC ("Holdings") of all of the outstanding fully-diluted equity of the Issuer not currently owned by Holdings and its affiliates (the "Transaction"). The Reporting Persons currently intend to oppose the Transaction, and such opposition may result in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

In addition, as investors in the Issuer, the Reporting Persons have had and may continue to have general discussions with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer. The Reporting Persons have also had and may continue to have conversations with other stockholders of the Issuer. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the Common Stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.
Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.



Item 5.  Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 20,995,709 shares of Common Stock outstanding as of May 20, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 23, 2016.

As of the close of business on the date hereof, Spitfire Capital, as the investment adviser to the Investment Vehicles, may be deemed to beneficially own the 1,523,601 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 7.3% of the shares of Common Stock outstanding. Mr. Allen, as the Managing Member of Spitfire Capital, may be deemed to beneficially own the 1,523,601 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 7.3% of the shares of Common Stock outstanding.

(b) The Reporting Persons possess the sole power to vote and to direct the disposition of the securities held by the Reporting Persons.


(c) No Reporting Person has, during the past sixty days, engaged in any transactions in the securities of the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 25, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits


Exhibit A	Joint Filing Agreement, dated July 25, 2016.




                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                July 25, 2016





                                SPITFIRE CAPITAL LLC





                                /s/ Julian A.L. Allen

                                ------------------------------------------

                                Julian A.L. Allen

                                Managing Member


                                        JULIAN A.L. ALLEN





                                /s/ Julian A.L. Allen

                                ------------------------------------------



EXHIBIT A

             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value, of Blue Bird Corporation, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.




                                July 25, 2016





                                SPITFIRE CAPITAL LLC





                                /s/ Julian A.L. Allen

                                ------------------------------------------

                                Julian A.L. Allen

                                Managing Member


                                        JULIAN A.L. ALLEN





                                /s/ Julian A.L. Allen

                                ------------------------------------------